September 1, 2011

John Reynolds
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

VIA EDGAR SUBMISSION

Re:           Brown-Forman Corporation
Form 10-K for Fiscal Year Ended April 30, 2011
Filed June 27, 2011; File No. 002-26821

Request for Extension

Dear Mr. Reynolds,

We are in receipt of the Securities & Exchange Commission’s comment letter dated August 24, 2011, on Brown-Forman’s Form 10-K for the fiscal year ended April 30, 2011.

As requested by Mr. Shehzad Niazi of your office, we are writing to confirm our request for an additional ten business days within which to respond to your letter.  As discussed with Mr. Niazi, due to Brown-Forman’s first quarter earnings release on August 31, 2011, Form 10-Q to be filed next week, the upcoming Labor Day holiday, and prior travel commitments of certain key managers, Brown-Forman needs additional time to prepare a thoughtful and thorough response to the Commission’s comments.

We understand our request for an extension has been granted, and that we have until September 22, 2011 to respond.  We appreciate the Commission’s accommodation of our request.

Please do not hesitate to contact me at (502) 774-7165 should you have any questions or concerns.

Sincerely,

/S/ Jane C. Morreau
Jane C. Morreau,
Chief Accounting Officer

cc:           Matthew E. Hamel